                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                                (AMENDMENT NO. 6)


                           UNO RESTAURANT CORPORATION
                          ----------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)


                                   914900-10-5
                          -----------------------------
                                 (CUSIP Number)


                         CONSTANTINE ALEXANDER, ESQUIRE
                            JAMES E. DAWSON, ESQUIRE
                          NUTTER, MCCLENNEN & FISH, LLP
                             ONE INTERNATIONAL PLACE
                              BOSTON, MA 02110-2699
                                 (617) 439-2000
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                FEBRUARY 28, 2001
             --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.  914900-10-5                                        Page  2  of  16
           -----------                                             ---    ----


-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

       UNO ASSOCIATES
-------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  /X/
                                                                 (b)  / /
-------------------------------------------------------------------------------

3      SEC USE ONLY

-------------------------------------------------------------------------------

4      SOURCE OF FUNDS*

       OO (TO BE DETERMINED)
-------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                         / /

-------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       MASSACHUSETTS
-------------------------------------------------------------------------------

        NUMBER OF              7      SOLE VOTING POWER

         SHARES                       1,861,977
      BENEFICIALLY         ----------------------------------------------------

      OWNED BY EACH            8      SHARED VOTING POWER

        REPORTING                     0
                           ----------------------------------------------------

       PERSON WITH             9      SOLE DISPOSITIVE POWER

                                      1,861,977
                           ----------------------------------------------------

                              10      SHARED DISPOSITIVE POWER

                                      0
-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,861,977
-------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     / /
-------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.9%
-------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON*

       PN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  914900-10-5                                        Page  3  of  16
           -----------                                             ---    ----


-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

       AARON D. SPENCER
-------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  /X/
                                                                 (b)  / /
-------------------------------------------------------------------------------

3      SEC USE ONLY

-------------------------------------------------------------------------------

4      SOURCE OF FUNDS*

       OO (TO BE DETERMINED)
-------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                         / /

-------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
-------------------------------------------------------------------------------

        NUMBER OF              7      SOLE VOTING POWER

         SHARES                       6,292,327
      BENEFICIALLY         ----------------------------------------------------

      OWNED BY EACH            8      SHARED VOTING POWER

        REPORTING                     499,593
                           ----------------------------------------------------

       PERSON WITH             9      SOLE DISPOSITIVE POWER

                                      6,292,327
                           ----------------------------------------------------

                              10      SHARED DISPOSITIVE POWER

                                      498,474
-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,791,920
-------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     / /
-------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       61.7%
-------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  914900-10-5                                        Page  4  of  16
           -----------                                             ---    ----


-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

       CRAIG S. MILLER
-------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  /X/
                                                                 (b)  / /
-------------------------------------------------------------------------------

3      SEC USE ONLY

-------------------------------------------------------------------------------

4      SOURCE OF FUNDS*

       OO (TO BE DETERMINED)
-------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                         / /

-------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
-------------------------------------------------------------------------------

        NUMBER OF              7      SOLE VOTING POWER

         SHARES                       501,562
      BENEFICIALLY         ----------------------------------------------------

      OWNED BY EACH            8      SHARED VOTING POWER

        REPORTING                     3,105
                           ----------------------------------------------------

       PERSON WITH             9      SOLE DISPOSITIVE POWER

                                      502,657
                           ----------------------------------------------------

                              10      SHARED DISPOSITIVE POWER

                                      220
-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       504,667
-------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     / /
-------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.4%
-------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  914900-10-5                                        Page  5  of  16
           -----------                                             ---    ----


-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

       ROBERT M. VINCENT
-------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  /X/
                                                                 (b)  / /
-------------------------------------------------------------------------------

3      SEC USE ONLY

-------------------------------------------------------------------------------

4      SOURCE OF FUNDS*

       OO (TO BE DETERMINED)
-------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                         / /

-------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
-------------------------------------------------------------------------------

        NUMBER OF              7      SOLE VOTING POWER

         SHARES                       131,478
      BENEFICIALLY         ----------------------------------------------------

      OWNED BY EACH            8      SHARED VOTING POWER

        REPORTING                     1,090
                           ----------------------------------------------------

       PERSON WITH             9      SOLE DISPOSITIVE POWER

                                      132,353
                           ----------------------------------------------------

                              10      SHARED DISPOSITIVE POWER

                                      0
-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       132,568
-------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     / /
-------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.2%
-------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  914900-10-5                                        Page  6  of  16
           -----------                                             ---    ----


-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

       ROBERT M. BROWN
-------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  /X/
                                                                 (b)  / /
-------------------------------------------------------------------------------

3      SEC USE ONLY

-------------------------------------------------------------------------------

4      SOURCE OF FUNDS*

       OO (TO BE DETERMINED)
-------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                         / /

-------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
-------------------------------------------------------------------------------

        NUMBER OF              7      SOLE VOTING POWER

         SHARES                       167,228
      BENEFICIALLY         ----------------------------------------------------

      OWNED BY EACH            8      SHARED VOTING POWER

        REPORTING                     2,151
                           ----------------------------------------------------

       PERSON WITH             9      SOLE DISPOSITIVE POWER

                                      168,315
                           ----------------------------------------------------

                              10      SHARED DISPOSITIVE POWER

                                      0
-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       169,379
-------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     / /
-------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.5%
-------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  914900-10-5                                        Page  7  of  16
           -----------                                             ---    ----


-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

       ALAN M. FOX
-------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  /X/
                                                                 (b)  / /
-------------------------------------------------------------------------------

3      SEC USE ONLY

-------------------------------------------------------------------------------

4      SOURCE OF FUNDS*

       OO (TO BE DETERMINED)
-------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                         / /

-------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
-------------------------------------------------------------------------------

        NUMBER OF              7      SOLE VOTING POWER

         SHARES                       196,877
      BENEFICIALLY         ----------------------------------------------------

      OWNED BY EACH            8      SHARED VOTING POWER

        REPORTING                     1,777
                           ----------------------------------------------------

       PERSON WITH             9      SOLE DISPOSITIVE POWER

                                      197,911
                           ----------------------------------------------------

                              10      SHARED DISPOSITIVE POWER

                                      0
-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       198,654
-------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     / /
-------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.8%
-------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  914900-10-5                                        Page  8  of  16
           -----------                                             ---    ----


-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

       PAUL W. MACPHAIL
-------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  /X/
                                                                 (b)  / /
-------------------------------------------------------------------------------

3      SEC USE ONLY

-------------------------------------------------------------------------------

4      SOURCE OF FUNDS*

       OO (TO BE DETERMINED)
-------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                         / /

-------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
-------------------------------------------------------------------------------

        NUMBER OF              7      SOLE VOTING POWER

         SHARES                       0
      BENEFICIALLY         ----------------------------------------------------

      OWNED BY EACH            8      SHARED VOTING POWER

        REPORTING                     1,155
                           ----------------------------------------------------

       PERSON WITH             9      SOLE DISPOSITIVE POWER

                                      935
                           ----------------------------------------------------

                              10      SHARED DISPOSITIVE POWER

                                      0
-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,155
-------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     / /
-------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       **
-------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                **LESS THAN .1%

                                  SCHEDULE 13D


CUSIP NO.  914900-10-5                                        Page  9  of  16
           -----------                                             ---    ----


-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

       LISA S. COHEN
-------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  /X/
                                                                 (b)  / /
-------------------------------------------------------------------------------

3      SEC USE ONLY

-------------------------------------------------------------------------------

4      SOURCE OF FUNDS*

       OO (TO BE DETERMINED)
-------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                         / /

-------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
-------------------------------------------------------------------------------

        NUMBER OF              7      SOLE VOTING POWER

         SHARES                       233,557
      BENEFICIALLY         ----------------------------------------------------

      OWNED BY EACH            8      SHARED VOTING POWER

        REPORTING                     0
                           ----------------------------------------------------

       PERSON WITH             9      SOLE DISPOSITIVE POWER

                                      233,557
                           ----------------------------------------------------

                              10      SHARED DISPOSITIVE POWER

                                      0
-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       233,557
-------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     / /
-------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.1%
-------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  914900-10-5                                        Page 10  of  16
           -----------                                             ---    ----


-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

       MARK SPENCER
-------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  /X/
                                                                 (b)  / /
-------------------------------------------------------------------------------

3      SEC USE ONLY

-------------------------------------------------------------------------------

4      SOURCE OF FUNDS*

       OO (TO BE DETERMINED)
-------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                         / /

-------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
-------------------------------------------------------------------------------

        NUMBER OF              7      SOLE VOTING POWER

         SHARES                       264,917
      BENEFICIALLY         ----------------------------------------------------

      OWNED BY EACH            8      SHARED VOTING POWER

        REPORTING                     0
                           ----------------------------------------------------

       PERSON WITH             9      SOLE DISPOSITIVE POWER

                                      264,917
                           ----------------------------------------------------

                              10      SHARED DISPOSITIVE POWER

                                      0
-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       264,917
-------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     / /
-------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.4%
-------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 6 to Schedule 13D, dated March 2, 2001, amends and supplements Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on November 17, 2000 by Aaron D. Spencer, Uno Associates, Craig S. Miller, Robert M. Vincent, Robert M. Brown, Alan M. Fox and Paul W. MacPhail, and is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act, as amended, with respect to the common stock, $.01 par value per share (the "Common Stock"), of Uno Restaurant Corporation, a Massachusetts corporation (the "Issuer"). This Amendment No. 6 to Schedule 13D is filed jointly by Aaron D. Spencer, Uno Associates, Craig S. Miller, Robert M. Vincent, Robert M. Brown, Alan M. Fox, Paul W. MacPhail, Lisa S. Cohen and Mark Spencer (collectively, the "Reporting Persons"). In Amendment No. 5, Aaron D. Spencer and Uno Associates were first joined as filing persons to this Schedule 13D by Craig S. Miller, Robert M. Vincent, Robert M. Brown, Alan M. Fox and Paul
W. MacPhail. In this Amendment No. 6, Lisa S. Cohen and Mark Spencer are first joining as filing persons in their respective individual capacity. The information required to be reported under Item 2 of this Schedule 13D with respect to each of Lisa S. Cohen and Mark Spencer was previously reported in Amendment No. 5.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Assuming a cash price of $9.75 per share, approximately $41 million will be required to purchase shares of outstanding Common Stock that are not beneficially owned by the Reporting Persons in connection with the proposed merger described below in Item 4. This amount excludes any sums that may be paid to holders of options to purchase shares of Common Stock in connection with the proposed transaction and expenses of the transaction. The funds necessary to finance acquisition of shares of Common Stock not held by the Reporting Persons likely will be obtained from banks, although neither the identity of the banks nor the terms of the financing has been finalized. The Reporting Persons have agreed to use their good faith best efforts to pursue the receipt of financing necessary for the consummation of the proposed transaction. Previously, the Issuer agreed to reimburse up to $100,000 of the Reporting Persons' expenses with respect to their discussions with the Special Committee of the Issuer's Board of Directors to determine a fair price that may be offered to the Issuer's stockholders. In addition, the Issuer has agreed to reimburse up to $500,000 of the Reporting Persons' expenses incurred after February 28, 2001 in connection with the proposed transaction in the event that the transaction does not close for reasons beyond the Reporting Persons' control or influence.


ITEM 4.           PURPOSE OF TRANSACTION.

         On October 25, 2000, the Reporting Persons submitted to a Special Committee of the Issuer's Board of Directors a proposal to acquire all of the outstanding shares of Common Stock currently not held by them. During the period from October 25, 2000 to February 28, 2001, the Special Committee and the Reporting Persons and their respective advisors negotiated terms of a going private transaction for the Issuer by the Reporting Persons. On February 28, 2001, the Issuer announced that the Special Committee and the Reporting Persons reached a tentative agreement on the terms of the going private transaction at a price of $9.75 in cash for all shares of Common Stock not held by the Reporting Persons. The transaction will proceed as a merger and will be subject to execution of a definitive merger agreement, approval by the holders of a majority of the shares not owned or controlled by the Reporting Persons, receipt of financing and customary closing conditions. The transaction has a value of approximately $41 million to the stockholders other than the Reporting Persons. The Reporting Persons beneficially own approximately 62% of the Issuer's outstanding shares of capital stock. The Reporting Persons have engaged the investment banking firm of Tucker Anthony to act as financial advisor in connection with the transaction.

         The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as they may determine. Moreover, the Reporting Persons reserve the right to amend or withdraw the proposal at any time in their sole discretion. Except as set forth in this Schedule 13D and in furtherance of the proposed transaction, the Reporting Persons presently have no plans or proposals which relate or would result in any of the actions set forth in parts (a) through (j) of Item 4 of
Schedule 13D. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Persons may act together to contribute their respective shares to an acquisition company that may merge with the Issuer in order to effect the acquisition of the outstanding shares of Common Stock not held by the Reporting Persons.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         1.       Amendment No. 1 to Joint Filing Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            UNO ASSOCIATES


                                            By:   /s/ AARON D. SPENCER
                                                  -----------------------------
Dated: March 12, 2001                             Aaron D. Spencer,
                                                  a general partner



                                            /s/ AARON D. SPENCER
                                            -----------------------------------
                                            Aaron D. Spencer



                                            /s/ CRAIG S. MILLER         *
                                            -----------------------------------
                                            Craig S. Miller



                                            /s/ ROBERT M. VINCENT       *
                                            -----------------------------------
                                            Robert M. Vincent



                                            /s/ ROBERT M. BROWN         *
                                            -----------------------------------
                                            Robert M. Brown



                                            /s/ ALAN M. FOX             *
                                            -----------------------------------
                                            Alan M. Fox



                                            /s/ PAUL W. MACPHAIL        *
                                            -----------------------------------
                                            Paul W. MacPhail

                                            *By: /s/ AARON D. SPENCER
                                                 ------------------------------
                                                 Aaron D. Spencer,
                                                 Attorney-in-Fact

                                            POWERS OF ATTORNEY HAVE BEEN FILED
                                            WITH THIS SCHEDULE 13D


                                Power Of Attorney

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on Schedule 13D hereby constitutes and appoints Aaron D. Spencer and Craig S. Miller, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this
Schedule 13D, and any Schedule TO or Schedule 13E-3, and any amendments thereto, related to the subject matter of this Schedule 13D, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


                                                 /s/ LISA S. COHEN
                                                 ------------------------------
                                                 Lisa S. Cohen



                                                 /s/ MARK SPENCER
                                                 ------------------------------
                                                 Mark Spencer

                                                                       EXHIBIT 1

                    AMENDMENT NO. 1 TO JOINT FILING AGREEMENT


         Each of Lisa S. Cohen and Mark Spencer hereby agree, and each of the other undersigned parties acknowledge, that Lisa S. Cohen and Mark Spencer hereby agree to join and be bound by that certain Joint Filing Agreement dated November 16, 2000, filed as Exhibit 1 to Amendment No. 5 to this Schedule 13D.


                                            UNO ASSOCIATES


                                            By: /s/ AARON D. SPENCER
                                               --------------------------------
Dated: March 12, 2001                           Aaron D. Spencer,
                                                a general partner



                                            /s/ AARON D. SPENCER
                                            -----------------------------------
                                            Aaron D. Spencer



                                            /s/ CRAIG S. MILLER         *
                                            -----------------------------------
                                            Craig S. Miller



                                            /s/ ROBERT M. VINCENT       *
                                            -----------------------------------
                                            Robert M. Vincent



                                            /s/ ROBERT M. BROWN         *
                                            -----------------------------------
                                            Robert M. Brown



                                            /s/ ALAN M. FOX             *
                                            -----------------------------------
                                            Alan M. Fox

                                            /s/ PAUL W. MACPHAIL        *
                                            -----------------------------------
                                            Paul W. MacPhail


                                            /s/ LISA S. COHEN
                                            -----------------------------------
                                            Lisa S. Cohen


                                            /s/ MARK SPENCER
                                            -----------------------------------
                                            Mark Spencer


                                            *By: /s/ AARON D. SPENCER
                                                 ------------------------------
                                                 Aaron D. Spencer,
                                                 Attorney-in-Fact

                                            POWERS OF ATTORNEY HAVE BEEN FILED
                                            WITH THIS SCHEDULE 13D